UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 29, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Veeva Systems, Inc.

File Nos. 333-191085 and 001-36121
CF#32938

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Veeva Systems, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 11, 2013, as amended, and to a Form 8-K filed on March 4, 2014.

Based on representations by Veeva Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.7	S-1	September 11, 2013, as amended	through September 2, 2025
10.1	8-K	March 4, 2014	through September 2, 2025

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary